MITTAL STEEL COMPANY N.V. ACTUAL FULL YEAR

AND FOURTH QUARTER 2006 RESULTS

February 21, 2007 - Mittal Steel Company N.V. (“Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and twelve months ended December 31, 2006.

Net income for the twelve months ended December 31, 2006, was $5.2 billion, or $5.29 per share, as compared with net income of $3.4 billion, or $4.99 per share, for the twelve months ended December 31, 2005.

Consolidated sales and operating income for the twelve months ended December 31, 2006, were $58.9 billion and $7.5 billion, respectively, as compared with $28.1 billion and $4.7 billion, respectively, for the twelve months ended December 31, 2005.

Total steel shipments for the twelve months ended December 31, 2006, were 78.1 million metric tonnes as compared with 44.6 million metric tonnes for the twelve months ended December 31, 2005.

Net income for the three months ended December 31, 2006, was $1.9 billion, or $1.38 per share, as compared with net income of $1.8 billion, or $1.58 per share, for the three months ended September 30, 2006.

Consolidated sales and operating income for the three months ended December 31, 2006, were $23.2 billion and $2.6 billion, respectively, as compared with $18.0 billion and $2.6 billion, respectively, for the three months ended September 30, 2006.

Total steel shipments for the three months ended December 31, 2006, were 26.7 million metric tonnes as compared with 22.9 million metric tonnes for the three months ended September 30, 2006.

Q4 Highlights (on the basis of IFRS, amounts US$ and Euros1):

(US dollars in millions except earnings per share and shipments data)

Actual results	US Dollars
	Q4 2006	Q3 2006	12M 2006	12M 2005
Shipments (Million MT)[2]	26.7	22.9	78.1	44.6
Sales	23,203	18,007	58,870	28,132
Operating income	2,630	2,558	7,499	4,728
Net income	1,917	1,802	5,226	3,430
Basic Earnings Per Share	$1.38	$1.58	$5.29	$4.99

(Euros in millions except earnings per share and shipments data)

Actual results	Euros[1]
	Q4 2006	Q3 2006	12M 2006	12M 2005
Shipments (Million MT)[2]	26.7	22.9	78.1	44.6
Sales	17,997	14,125	46,878	22,609
Operating income	2,040	2,007	5,972	3,800
Net income	1,487	1,414	4,162	2,757
Basic Earnings Per Share	€1.08	€1.24	€4.21	€4.01
1.	US Dollars have been translated into Euros using an average exchange rate of (US$/Euro) of 1.2893, 1.2748, 1.2558 and 1.2443 for Q4 2006, Q3 2006, 12M 2006 and 2005, respectively.
2.	Some inter-company shipments are not eliminated

Inter-company transactions have been eliminated in financial consolidation. The financial information in this press release and Appendices 1 and 3 has been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial figures included in this announcement have been computed in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as that term is defined in IAS 34, Interim Financial Reporting. Appendix 2 includes reconciliation of net income from IFRS to the accounting principles generally accepted in the United States of America (“US GAAP”).

The numbers in this press release have not been audited and the 2006 annual report has not been prepared yet.

Analysis of Operations

The following analysis of results for 2006 and 2005 reflects the following:

•    the acquisition of Arcelor, whose results were included from August 1, 2006;

•    the acquisition of certain subsidiaries of Stelco, whose results were included from January 30, 2006.;

•    the acquisition of Mittal Steel Kryviy Rih, whose results were included from November 26, 2005; and

•    the acquisition of Mittal Steel Inc., whose results were included from April 15, 2005.

As a result, prior period results are not entirely comparable.

Analysis of operations for twelve months ended December 31, 2006 versus twelve months ended December 31, 2005 - Actual

Steel shipments for the twelve months ended December 31, 2006, were 75% higher as compared with the twelve months ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc. Excluding the impact of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc., steel shipments for the twelve months ended December 31, 2006, were 7% higher as compared with the twelve months ended December 31, 2005, primarily due to increased shipments within the Long Carbon Americas and Europe and AACIS segments.

Operating income for the twelve months ended December 31, 2006, was $7.5 billion as compared with $4.7 billion for the twelve months ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc. Excluding the impact of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc., operating income for the twelve months ended December 31, 2006, was 11% lower at $4.1 billion as compared with $4.6 billion for the twelve months ended December 31, 2005.

Other income (expense)-net for the twelve months ended December 31, 2006, was $49 million as compared with other income (expense)-net of $344 million for the twelve months ended December 31, 2005. In 2005, the Company recorded $277 million of negative goodwill.

Income from equity method investments for the twelve months ended December 31, 2006, was $301 million as compared with $86 million for the twelve months ended December 31, 2005, primarily due to equity method investments acquired in the Arcelor transaction.

Net financing cost for the twelve months ended December 31, 2006, increased to $654 million as compared with $353 million for the twelve months ended December 31, 2005, primarily due to the increased borrowing for the acquisition and assumption of debt, at Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc., as well as to the increase in base interest rates.

Income tax expense for the twelve months ended December 31, 2006, increased to $1.1 billion as compared with $881 million for the twelve months ended December 31, 2005. The effective tax rate for the twelve months ended December 31, 2006, was 15.4% as compared with 18.3% for the twelve months ended December 31 2005.

Net income for the twelve months ended December 31, 2006, increased to $5.2 billion as compared with $3.4 billion for the twelve months ended December 31, 2005, as a result of the reasons discussed above.

Analysis of operations for Q406 v Q306 - Actual

The results for three months ended September 30, 2006, include the results of Arcelor from August 1, 2006. As a consequence the comparison between three months ended December 31, 2006, and three months ended September 30, 2006 is not entirely comparable.

Sales for the three months ended December 31, 2006, were $23.2 billion as compared with $18.0 billion for the three months ended September 30, 2006.

Operating income for the three months ended December 31, 2006, remained flat at $2.6 billion as compared with the three months ended September 30, 2006.

Other income (expense)-net for the three months ended December 31, 2006, was $46 million as compared with other income (expense)-net of $2 million for the three months ended September 30, 2006.

Income from equity method investments for the three months ended December 31, 2006, was $163 million as compared with $100 million for the three months ended September 30, 2006.

Net financing cost for the three months ended December 31, 2006, decreased to $179 million as compared with $280 million for the three months ended September 30, 2006.

Income tax expense for the three months ended December 31, 2006, amounted to $377 million as compared with $276 million for the three months ended September 30, 2006. The effective tax rate for the three months ended December 31, 2006, was 14.2% as compared with 11.6% for the three months ended September 30, 2006.

Net income for the three months ended December 31, 2006, increased to $1.9 billion as compared with $1.8 billion for the three months ended September 30, 2006, as a result of the reasons discussed above.

Liquidity and Capital Resources

Mittal Steel’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of December 31, 2006, the Company’s cash and cash equivalents including restricted cash and short-term investments were $6.1 billion ($5.9 billion at September 30, 2006). In addition, the Company, including its operating subsidiaries, had an available borrowing capacity of $9.0 billion at December 31, 2006, as compared with $5.9 billion at September 30, 2006.

On November 30, 2006, Mittal Steel entered into a credit facility, which is comprised of a €12 billion term loan and a €5 billion revolving credit facility (the “€17 billion facility”). The proceeds of the term loan were used to refinance Mittal Steel’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s €4 billion term loan facility and a €3 billion revolving credit facility. The €5 billion revolving credit facility has remained unutilized and is fully available to Mittal Steel, the proceeds of which may be used for general corporate purposes. The €17 billion facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

Mittal Steel’s €3 billion refinancing facility, €5 billion credit facility and €2.8 billion bridge facility were repaid and subsequently cancelled on December 14, 2006. Arcelor’s €4 billion term loan was repaid and subsequently cancelled on December 14, 2006 and its €3 billion facility was cancelled on December 5, 2006.

For the three months ended December 31, 2006, net cash provided by operating activities was $4.3 billion, as compared with $0.7 billion for the three months ended September 30, 2006.

Capital expenditure during the three months ended December 31, 2006, was $1.6 billion as compared with $691 million for the three months ended September 30, 2006.

Depreciation during the three months ended December 31, 2006, was $865 million as compared with $732 million for the three months ended September 30, 2006.

On September 27, 2006, Mittal Steel announced that its board of directors agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy provides a mechanism that will allow Mittal Steel to honor its commitment of returning 30% of net income to shareholders every year through an annual base dividend, supplemented by additional share buy-backs. Mittal Steel’s board of directors proposed an annual base dividend of $1.30 (approximately 1 Euro at the current exchange rate). This base dividend has been designed to guarantee a minimum payout per year and would rise in order to reflect the underlying growth of Mittal Steel. Payment of this dividend will be on a quarterly basis.

In addition to this dividend, Mittal Steel’s board of directors proposed a share buy-back program tailored to match the 30% distribution pay-out commitment. As a consequence, the sum of the annual base dividend and the share buy-back program each year will represent 30% of annual net income. Based on the annual net earnings announced for the twelve months ended December 31, 2006, the group will implement a $590 million share buy back and a cash dividend of approximately $1.8 billion. This new distribution policy will be implemented as of January 1, 2007 for the 2006 results, subject to shareholder approval.

On February 2, 2007, Arcelor Mittal declared an interim dividend of $0.325 per share. The cash dividend will be payable on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchanges shareholders (“European Shareholders”) of record on February 27, 2007, and to NYSE shareholders of record on March 2, 2007.

On December 15, 2006 Mittal Steel redeemed Arcelor’s 3% 2017 bonds convertible and/or exchangeable into new and/or existing Arcelor shares.

On December 26, 2006, Fitch Ratings affirmed the Company’s Issuer Default and senior unsecured ratings at “BBB” and Short-term rating at “F2” and removed the ratings from Rating Watch Negative.

Other Investments and Divestments

On October 27, 2006, Noble and Arcelor signed a binding Letter of Intent for the combination of Arcelor’s laser-welded tailored blank business (“TBA”) with Noble. Upon completion of the transaction, Arcelor would receive certain cash and shares of Noble common stock, and would become Noble’s largest stockholder, owning approximately 40% of the issued and outstanding common shares. The total consideration of such cash and shares is estimated at $300 million.

Following Mittal Steel’s bid for Arcelor, the European Commission identified competition concerns in certain steel production segments. In response, the Company committed to dispose of three European medium/heavy section mills. On December 6, 2006, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, SWT, to Grupo Alfonso Gallardo for an enterprise value of EUR 591 million. SWT is located in Unterwellenborn, Thüringen, Germany. On December 13, 2006, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, Travi e Profilati di Pallanzeno (“TPP”), as well as its 49.9% stake in San Zeno Acciai - Duferco S.p.A., to Duferco for an enterprise value of EUR 117 million. TPP is a rolling mill located close to the Lago Maggiore in Northern Italy. On January 19, 2007, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, Huta Bankowa, to Alchemia SA Capital Group. Huta Bankowa is located in Dabrowa Gornicza in Southern Poland.

On December 11, 2006, the Government of Liberia and Mittal Steel announced that they had successfully concluded the review of the Mining Development Agreement Mittal Steel entered into with the Government of Liberia in August 2005. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia. Mittal Steel expects expenditures of approximately $900 million during the lifetime of the project. This cost will cover development of the mines, related railway and port infrastructure and will provide means for community development.

On December 20, 2006, Mittal Steel announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of $1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully integrated producer of long steel, with an annual production capacity of approximately 2.5 million tonnes. Through its wholly owned mine, linked directly to the plant via a slurry pipeline, Sicartsa has estimated iron ore resources of 160 million tonnes.

On December 20, 2006, Mittal Steel also entered into a 50/50 commercial joint-venture with Grupo Villacero to distribute and trade Mittal Steel long products in Mexico and in the southwest United States.

On December 21, 2006, Mittal Steel announced that it has signed a Memorandum of Understanding with the Government of the State of Orissa in India concerning setting up a steel making operation in the Keonijhar District.

Recent Developments

As previously reported, on December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached a letter agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., a North American steelmaker, to ThyssenKrupp.

On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order.

On February 20, 2007 the U.S. Department of Justice (“DOJ”) informed the company that it has selected the Sparrows Point steel mill located near Baltimore Maryland for divestiture under the consent decree filed by the DOJ in August 2006. The selection of Sparrows Point by the DOJ ends the period during which Arcelor Mittal must hold Dofasco separate from its operations.

On September 25, 2006, the Comissão de Valores Mobiliários (“the CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil S.A. not owned by Arcelor or any other affiliate of Mittal Steel. Arcelor Brasil is a majority owned subsidiary of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the amended request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share is €12.12 (which may be accepted in the form of cash or a mixture of cash and shares, at the option of the holder), for a total value of approximately €2.6 billion (approximately $3.3 billion) for all Arcelor Brasil shares.

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be €4.57 in cash and 0.3942 Mittal Steel class A common shares, subject to a number of adjustments.

The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision.

On January 30, 2007, Mittal Steel announced its intention to use its trading name Arcelor Mittal on its different stock exchanges listings in order to better reflect the economic reality of the group.

On February 14, 2007 Arcelor Mittal signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Arcelor Mittal will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

On March 2, 2007, Arcelor Mittal will be admitted to AEX index and the FTSE4Good Index Europe indexes. On September 18, 2006, Arcelor Mittal was admitted to the CAC 40 index.

APPENDIX 1

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS – ACTUAL BASIS

	As of
In millions of US dollars	December 31, 2006 Unaudited	September 30, 2006 Unaudited	December 31, 2005 Unaudited [1]
ASSETS
Current Assets
Cash and cash equivalents	$ 6,020	$ 5,732	$ 2,035
Restricted cash	120	131	100
Short-term investments	6	14	14
Trade accounts receivable – net	8,769	9,545	2,287
Inventories	19,238	18,543	5,994
Prepaid expenses and other current assets	5,255	3,699	1,040
Total Current Assets	39,408	37,664	11,470

Goodwill and intangible assets	10,677	10,574	1,706
Property, plant and equipment –net	54,696	52,849	18,831
Investments in affiliates and joint ventures	3,760	3,464	927

Deferred tax assets	1,670	2,339	318
Other assets	1,955	2,233	608
Total Assets	$112,166	$109,123	$33,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$4,922	$ 2,965	$ 334
Trade accounts payable	10,717	9,926	2,504
Accrued expenses and other current liabilities	8,921	7,471	2,661
Total Current Liabilities	24,560	20,362	5,499

Long-term debt, net of current portion	21,645	25,649	7,974
Deferred tax liabilities	7,274	7,646	2,253
Other long-term obligations and deferred employee benefits	8,496	8,531	2,557
Total Liabilities	61,975	62,188	18,283

Total Shareholders’ Equity	42,127	39,165	13,416
Minority Interest	8,064	7,770	2,161
Total Equity	50,191	46,935	15,577
Total Liabilities and Shareholders’ Equity	$112,166	$109,123	$33,860

1 The Company has implemented the guidance of IFRIC 4 “Determining whether an arrangement contains a lease” on January 1, 2006. The implementation did not have a material impact on the financial position of the Company. Comparative information for 2005 has retrospectively been adjusted.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER

INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF INCOME DATA

& OTHER INFORMATION – ACTUAL BASIS

In millions of US dollars, except shares, per share and shipment data	Three Months Ended			Twelve Months Ended
	December	September	December	December	December
	31, 2006	30, 2006	31, 2005	31, 2006	31, 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
ACTUAL STATEMENT OF INCOME

Sales	$ 23,203	$ 18,007	$ 7,054	$ 58,870	$ 28,132
Depreciation	865	732	330	2,296	1,101
Operating income	2,630	2,558	1,150	7,499	4,728
Operating margin	11.3%	14.2%	16.3%	12.7%	16.8%
Other income (expense) – net	46	2	37	49	344
Income from equity method investments	163	100	9	301	86
Financing costs (net)	(179)	(280)	(131)	(654)	(353)
Income before taxes and minority interest	2,660	2,380	1,065	7,195	4,805
Income tax expense	377	276	265	1,109	881
Income before minority interest	2,283	2,104	800	6,086	3,924
Minority interest	(366)	(302)	(80)	(860)	(494)
Net income	$ 1,917	$ 1,802	$ 720	$ 5,226	$ 3,430
Basic earnings per common share	$1.38	$1.58	$1.01	$5.29	$4.99
Diluted earnings per common share	$1.38	$1.58	$1.01	$5.28	$4.98
Weighted average common shares outstanding (in millions)	1,385	1,143	704	988	687
Diluted weighted average common shares outstanding (in millions)	1,387	1,144	704	990	689

OTHER INFORMATION
Total shipments of steel products[2] (Millions of metric tonnes)	26.7	22.9	13.6	78.1	44.6
1.	The information provided includes preliminary purchase price adjustments.
2.	Some intercompany shipments are not eliminated

        MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER

        INFORMATION

        MITTAL STEEL COMPANY N.V. CONSOLIDATED

        STATEMENTS OF CASH FLOWS – ACTUAL BASIS

In millions of US dollars	Three Months Ended			Twelve Months Ended
Operating activities:	December 31, 2006 [1] (Unaudited)	September 30, 2006 (Unaudited)	December 31 2005 (Unaudited)	December 31, 2006 (Unaudited)	December 31, 2005 (Unaudited)
Net cash provided by operating activities	$4,267	$748	$953	$7,122	$3,874
Investing activities:
Purchase of property, plant and equipment	(1,633)	(691)	(416)	(2,935)	(1,181)
Acquisition of net assets of subsidiaries, net of cash acquired	(166)	(5,642)	(4,791)	(5,842)	(6,120)
Other investing activities (net)	123	1,001	132	201	(211)
Net cash used in investing activities	(1,676)	(5,332)	(5,075)	(8,576)	(7,512)
Financing activities:
Proceeds (payments) from payable to banks and long term debt	(2,292)	8,598	4,474	6,142	5,449
Dividends paid	(210)	(209)	(143)	(660)	(2,092)
Other financing activities (net)	(42)	3	2	(37)	(8)
Net cash provided by (used in) financing activities	(2,544)	8,392	4,333	5,445	3,349
Net increase (decrease) in cash and cash equivalents	47	3,808	211	3,991	(289)
Effect of exchange rate changes on cash	241	(197)	(10)	(6)	(171)
Cash and cash equivalents:
At the beginning of the period	5,732	2,121	1,834	2,035	2,495
At the end of the period	$6,020	$5,732	$2,035	$6,020	$2,035
1.	The information provided includes preliminary purchase price adjustments.
2.	The information for 2005 includes Mittal Steel USA ISG Inc. from April 15, 2005 and Mittal Steel Kryviy Rih from November 26, 2005
3.	The information for 2006 includes Arcelor from August 1, 2006

Mittal Steel Company N.V.

Appendix 2 – Quarter 4 2006

Unaudited Reconciliation of IFRS Net income to US

GAAP

The Company considers IFRS as its primary GAAP. To provide an understanding of the differences between IFRS and US GAAP, the effect on consolidated net income is described in the following table and notes:

	Twelve months ended December 31, 2006 Unaudited	Twelve months ended December 31, 2005 Unaudited
Net income as reported in accordance with IFRS	$5,226	$3,924
Adjustments recorded to comply with US GAAP

Employee benefits (see note 1)	3	(232)
Business combinations (see note 2)*	250	110
Other (see note 3)	(7)	20
Tax effect on the above	(70)	63

Total increase/decrease	176	(39)
Net income as reported in accordance with US GAAP	$5,402	$3,885

*Adjustment for business combinations for twelve months ended December 31, 2005 consists of $217 million higher amortization under IFRS offset by the reversal of negative goodwill of $277 million, whereas in 2006 no negative goodwill was recognized.

Notes to the reconciliation from IFRS to US GAAP

1)	Employee benefits

US GAAP requires past service cost to be amortized over the remaining working lives for both vested and unvested rights, whereas under IFRS unvested rights remain unrecognized.

2)	Business combinations

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. Under IFRS negative goodwill is directly recognized in the income statement. Because the carrying amount of non current assets is higher under IFRS, the depreciation in the income statement increases proportionally.

3)	Other

Other adjustments relate mostly to measurement of inventory. Under IFRS inventory is measured on the basis of First In – First Out (FIFO). Under US GAAP the Company measures certain inventory on the basis of Last In – First Out (LIFO).

4)	Deferred income tax

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. A corresponding tax asset for the temporary difference created is recorded, less a valuation allowance, if applicable. Under IFRS, negative goodwill is directly recognized in the income statement with no tax asset recorded.

Mittal Steel Company N.V.

Appendix 3 – Quarter 4 2006

Purchase price accounting adjustments

The Company is in the process of allocating the purchase price for its acquisition of Arcelor. It should be noted that all of the purchase price allocation adjustments made and reflected in the Company’s December 31, 2006, financials (Income statement / Balance sheet) are still preliminary and could materially change as a result of the finalization of the purchase price allocation process. It is expected that this allocation will be finalized in Q2 2007.

The Company has recorded the following adjustments:

(Billions of US Dollars)

Total purchase price	$33.7
Net book value of Arcelor as of August 1, 2006	(18.2)

Excess purchase price over net book value	15.5

Preliminary purchase price adjustments
Property, plant and equipment	12.3
Inventory	1.1
Intangible assets – net	1.0
Liabilities	(0.8)
Minority interest	(0.7)
Tax impact on above adjustments	(4.0)

8.9

Total goodwill remaining as of December 31, 2006	$6.6